EX- 99. (a)(13)

                              [Press Release]

Date:             April 13, 2000
Contact:          Ned Raynolds (973) 401-8294
For Release:      Immediately
Release Number:   00-12



             GPU, INC. EXTENDS EXPIRATION DATE OF TENDER OFFER
                             FOR MYR GROUP INC.



Morristown, NJ - GPU, Inc. (NYSE:GPU) today announced that its wholly owned subsidiary GPX Acquisition Corp. has extended the expiration date of its tender offer for all of the outstanding shares of common stock of MYR Group Inc. (NYSE: MYR) to 6:00 p.m., New York City time, on April 14, 2000. As of the close of business on April 13, 2000, 6,231,826 shares of Common Stock of MYR (including 143,118 shares tendered by notice of guaranteed delivery), or approximately 92.8% of all shares of Common Stock outstanding, were tendered pursuant to the terms of the tender offer.

GPU is awaiting authorization under the Public Utility Holding Company Act from the Securities and Exchange Commission to complete the transaction.

GPU, Inc. (NYSE:GPU), headquartered in Morristown, NJ, is a registered public utility holding company providing utility and utility-related services to customers throughout the world. GPU serves 4.6 million customers directly through its electric companies - GPU Energy in the US, Midlands Electricity plc in the UK, and Emdersa in Argentina. It serves another 1.4 million customers indirectly through its electric and gas transmission subsidiaries GPU PowerNet and GPU GasNet in Australia. The company's independent power project business units own interests in and operate 22 projects in 7 countries and the US. GPU's 1999 revenues were $4.8 billion and its total assets were $21.7 billion. GPU's other subsidiaries include GPU Advanced Resources, Inc., GPU International, Inc., GPU Nuclear, Inc., GPU Service, Inc., and GPU Telcom Services, Inc. (http://www.gpu.com).